UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR
(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-14756

        A.    Full title of the plan and the address of the plan, if different from that of the issuer names below:

AMEREN CORPORATION EMPLOYEE
LONG-TERM SAVINGS PLAN - IUOE NO. 148
(formerly known as the Central Illinois Public Service Company
Employee Long - Term Savings Plan - IUOE No. 148)

B.    Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

Ameren Corporation
Employee Long-Term
Savings Plan - IUOE No. 148
Financial Statements
December 31, 2004 and 2003

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Index
December 31, 2004 and 2003

                                                                                                      Page(s)

Report of Independent Registered Public Accounting Firm                                                                                1

Financial Statements

Statements of Net Assets Available for Benefits                                                                           2

Statements of Changes in Net Assets Available for Benefits                                                                               3

Notes to Financial Statements                                                                                        4-9

Note:   Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
            Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ameren Corporation Employee Long-Term
Savings Plan - IUOE No. 148

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Employee Long-Term Savings Plan - IUOE No. 148 (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Plan’s financial statements do not disclose certain information with respect to nonparticipant-directed Plan assets held by the Plan’s trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 13, 2005

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004		2003

Investments in Central Illinois Public Service Company
Master Long-Term Savings Trust (Note 7)	$ 29,403,303	*	$ 27,808,210	*

Cash	11,294		5,365

Receivables
Participant contributions	54,769		54,660
Employer contributions	8,068		13,563
Dividends and interest	17,900		17,777
Due from broker for securities sold	120		20,410

Total receivables	80,857		106,410

Net assets available for benefits	$ 29,495,454		$ 27,919,985

*Represents five percent or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions
Plan interest in Central Illinois Public Service Company
Master Long-Term Savings Trust (Note 7)	$2,721,288	$4,048,610
Participant contributions	1,318,818	1,343,618
Employer contributions	206,819	212,395
Plan transfer in (Note 1)	895	-

Total additions	4,247,820	5,604,623

Deductions
Benefits paid to participants	2,651,782	2,537,315
Administrative expenses	2,820	1,820
Plan transfer out (Note 1)	17,749	309,510

Total deductions	2,672,351	2,848,645

Net increase	1,575,469	2,755,978

Net assets available for benefits
Beginning of the year	27,919,985	25,164,007

End of the year	$29,495,454	$27,919,985

The accompanying notes are an integral part of the financial statements.

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

General
The following is a brief summary of the various provisions of the Ameren Corporation (the “Company” or “Ameren”) Employee Long-Term Savings Plan - IUOE No. 148 (the “Plan”). The Plan provides for the investment in certain funds by each participating employee (the “Participants”) who are members of the IUOE No. 148 collective bargaining unit employed by Ameren Energy Generating Company (“Participating Subsidiary”), an indirectly wholly owned subsidiary of the Company. Participants should refer to the Plan document for more complete information.

The Company adopted the Plan on January 1, 1990, to provide a systematic means by which certain eligible employees of the Company may adopt a regular savings program and secure federal income tax benefits resulting from participation in the Plan. The Plan is a defined contribution plan subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Merrill Lynch & Co., Inc. (“Merrill Lynch”), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Central Illinois Public Service Company Master Long-Term Savings Trust (the “Master Trust”).

Effective March 16, 2005, the Plan was merged into the Ameren Corporation Savings Investment Plan (“Successor Plan”). The assets transferred into the Successor Plan consisted of 222,879 shares of Ameren common stock, with a fair market value as of the date of the transfer of $11,400,786. In addition, cash of $17,049,112 and loan balances of $812,572 were transferred into the Successor Plan. All significant provisions of the Plan were carried over to the Successor Plan without substantial modification.

Participation
Each employee of the Participating Subsidiary receiving regular salary or wages who is part of the IUOE Local No. 148 collective bargaining unit and who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become an active participant.

Contributions
The Plan allows Participants to contribute up to the lesser of one to 100 percent of their base compensation, or the maximum prescribed by applicable law ($13,000 in 2004 and $12,000 in 2003), annually to the Plan through payroll deductions (basic contributions). The Company makes a matching contribution equal to $.25 for each $1.00 on the first six percent of a Participant’s contribution (basic match contribution). The Company will contribute an additional $.05 for each $1.00 on the first six percent of a Participant’s contribution to be invested in the Ameren Common Stock Fund (additional matching contribution). Effective March 16, 2005, the additional matching contribution will be $.10 for each $1.00 on the first six percent of a Participant’s contribution to be invested in the Ameren Common Stock Fund. Company matching contributions are made in

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Notes to Financial Statements
December 31, 2004 and 2003

accordance with specific agreements between the Company and the collective bargaining unit. All Company contributions are made to the extent sufficient earnings are available, as described in the Plan document.

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $3,000 in 2004 and $2,000 in 2003 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of available investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate all or in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily purchase short-term investments on behalf of participants.

Participant Loans
The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $500, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, and (4) such other rules and regulations as may be adopted by the Company. At December 31, 2004 and 2003, the interest rates on Participant loans ranged from 4.0 percent to 9.5 percent.

Vesting
The amounts in Participants' accounts, including Company contributions, are fully vested at all times.

Payment of Benefits
Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant’s account less the unpaid amount of any outstanding loan, including accrued interest. Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a Participant reaches age 70 1/2, dies, or requests an earlier distribution, whichever occurs first.

Plan Transfers
For 2004, Plan transfers in and out represent Participants’ account balances which were transferred between the Plan and the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 during the year. For 2003, Plan transfers out represent Participants’ account balances which were transferred from the Plan into the Ameren Corporation Savings Investment Plan. In each year, plan transfers were due to participants changing their participant status, such as transferring to a different collective bargaining unit or transferring from a collective bargaining unit to a management position.

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Notes to Financial Statements
December 31, 2004 and 2003

             Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments
All investments held by the Master Trust are presented at fair value as of December 31, 2004 and 2003. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at published net asset market values including accrued income on the last business day of each year. Investments in the BGI Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income, which approximates market value. Participant loans are valued at cost, which approximates market value.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income
Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Gains and losses on security transactions are recorded on the trade date.

Administrative Expenses
In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan provisions. All transaction fees of an investment fund are paid from the assets of that investment fund.

3.	Nonparticipant-Directed Investments

Employer contributions relating to the nonparticipant-directed investments which included Company stock were $35,383 and $35,647 for the years ended December 31, 2004 and 2003,

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Notes to Financial Statements
December 31, 2004 and 2003

respectively. Other information about the net assets and the changes in net assets relating to the nonparticipant-directed investments is not disclosed as this information was not able to be provided by the Plan’s trustee.

4.	Transactions with Parties-in-Interest

At December 31, 2004, the Master Trust held Company common stock for the Plan with a cost and market value of $10,349,358 and $11,337,280, respectively. During 2004, the Plan purchased shares at a cost of $2,963,560 and sold shares valued at $2,033,403.

At December 31, 2003, the Master Trust held Company common stock for the Plan with a cost and market value of $8,546,690 and $9,411,947, respectively. During 2003, the Plan purchased shares at a cost of $2,139,023 and sold shares valued at $2,617,812.

At December 31, 2004, the Master Trust held investments in various accounts for the Plan that are related to Merrill Lynch, the Plan’s Trustee. At December 31, 2004, these investments had a cost and market value of $12,164,912 and $12,996,952, respectively.

At December 31, 2003, the Master Trust held investments in various accounts for the Plan that are related to Merrill Lynch, the Plan’s Trustee. At December 31, 2003, these investments had a cost and market value of $8,480,017 and $9,788,490, respectively.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004 and 2003:

	2004	2003

Net assets available for benefits per the
financial statements	$29,495,454	$27,919,985
Amounts allocated to withdrawing Participants	(11,294)	-

Net assets available for benefits per the Form 5500	$29,484,160	$27,919,985

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Notes to Financial Statements
December 31, 2004 and 2003

	2004	2003

Benefits paid to Participants per the
financial statements	$2,651,782	$2,537,315
Add: Amounts allocated to withdrawing
Participants during the current year	11,294	-
Less: Amounts allocated to withdrawing
Participants during the prior year	-	-

Benefits paid to Participants per the Form 5500	$2,663,076	$2,537,315

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6.	Federal Income Tax Status

The Company received a favorable determination letter from the Internal Revenue Service dated May 29, 2002, concerning the qualification of the Plan under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986, concerning qualification of the Master Trust under federal income tax regulations. Management believes that the Plan is currently designed and is being operated in compliance with requirements of the Internal Revenue Code and that the Plan is tax exempt as of the financial statement date.

7.	Participation in Master Trust

The Master Trust was established April 1, 1985, to serve as the funding vehicle for the Plan and for the other separate Employee Long-Term Savings Plan, which is for the members of the IBEW No. 702 collective bargaining unit employed by Central Illinois Public Service Company, a wholly owned subsidiary of the Company, and the Participating Subsidiary. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 39 percent and 41 percent, respectively. Investment income (loss), gains and losses, and administrative expenses relating to the Master Trust are allocated to the Participant’s account balance based on the percentage of the Participant’s account balance to the total of all Participants’ account balances in each investment fund as of each valuation date.

Ameren Corporation
Employee Long-Term Savings Plan - IUOE No. 148
Notes to Financial Statements
December 31, 2004 and 2003

The following table presents the fair value of investments for the Master Trust at December 31, 2004 and 2003:

	2004	2003

Investments at Fair Value
Ameren Common Stock Fund	$24,515,713	$21,121,177
Merrill Lynch Equity Index Trust	16,484,217	14,761,489
Merrill Lynch Growth Equity Fund	9,995,595	9,010,167
AIM Premier Equity Fund	4,689,202	4,365,812
BGI Government Corporate Bond Index Fund	3,473,606	3,238,826
Merrill Lynch Global Allocation Fund	2,508,102	1,732,344
Merrill Lynch Balanced Capital Fund	1,366,341	1,242,312

Investments at Estimated Fair Value
Merrill Lynch Retirement Preservation Trust	5,787,683	5,570,523
BGI Money Market Fund	4,284,523	5,157,889
Participant Loan Fund	2,319,429	2,361,913

Total Master Trust investments	$75,424,411	$68,562,452

Investment income for the Master Trust for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003

Interest and dividends	$1,742,399	$1,628,387
Net appreciation in fair value and estimated fair value
of investments	5,190,748	9,026,400

	$6,933,147	$10,654,787

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION LONG-TERM SAVINGS PLAN - IOUE NO. 148 AMEREN SERVICES COMPANY (Administrator)

Date: June 28, 2005	By:	/s/ Donna K. Martin
Donna K. Martin
Senior Vice President and Chief Human Resources Officer

EXHIBIT INDEX

Exhibit No.                       Description

   23                  Consent of Independent Registered Public Accounting Firm